Press Release
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Nathalie Jecker Aventis Global Media Relations Tel.: 33 (0)3 88 99 11 16 Nathalie.Jecker@Aventis.com	Tony Roddam Aventis Global Media Relations Tel.: 33 (0)3 88 99 11 38 Tony.Roddam@Aventis.com

Aventis and Bayer reach agreement on final purchase price of CropScience business

Strasbourg, France, March 8, 2004—Aventis and Bayer CropScience AG, have reached agreement on the final purchase price for Aventis CropScience that Bayer acquired in June 2002 after approvals had been received from the antitrust authorities. The enterprise value of the transaction was set at € 7.25 billion when Aventis and Bayer signed the purchase agreement in October 2001. Under the agreement, an adjustment of € 327 million in favour of Bayer has been made to the original purchase price. This settlement was fully reserved, and thus will have no impact on the earnings of Aventis.

Adjustment of the purchase price is a common way of balancing deviations between preliminary amounts of certain purchase price components, such as working capital and net debt, and the actual value of such components at the time of the closing of a transaction.

Aventis is dedicated to treating and preventing disease by discovering and developing innovative prescription drugs and human vaccines. In 2003, Aventis generated sales of € 16.79 billion, invested € 2.86 billion in research and development and employed approximately 69,000 people in its core business. Aventis corporate headquarters are in Strasbourg, France. For more information, please visit: www.aventis.com.

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        Statements in this news release containing projections or estimates of revenues, income, earnings per share, capital expenditures, capital structure, or other financial items; plans and objectives relating to future operations, products, or services; future economic performance; or assumptions underlying or relating to any such statements, are forward-looking statements subject to risks and uncertainties. Actual results could differ materially depending on factors such as the timing and effects of regulatory actions, the results of clinical trials, the company's relative success developing and gaining market acceptance for new products, the outcome of significant litigation, and the effectiveness of patent protection. Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Aventis on file with the Securities and Exchange Commission and in the current Annual Report -"Document de Référence"- on file with the "Autorité des marchés financiers" in France.

        Pursuant to Article 7 of the COB Regulation no. 2002-04, this press release was transmitted to the Autorité des marchés financiers before its release.